Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916



                CREATING THE BEST E&P COMPANY IN THE WORLD TODAY
                  [Three photographs of industry activities.]

[ANADARKO PETROLEUM CORPORATION LOGO]
                                                  [UNION PACIFIC RESOURCES LOGO]

                                CREATING THE BEST E&P COMPANY IN THE WORLD TODAY

                     [ANADARKO PETROLEUM CORPORATION LOGO]



[Photograph of Robert J. Allison, Jr.]                   ROBERT J. ALLISON, JR.
                                                         Chairman and
                                                         Chief Executive Officer

                                                                               2
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                           SUMMARY TRANSACTION TERMS

 ................................................................................

o EXCHANGE RATIO:             0.4550 SHARES OF APC FOR EACH SHARE OF UPR

 ................................................................................

o ACCOUNTING STRUCTURE:       PURCHASE ACCOUNTING/FULL COST

 ................................................................................

o TAX STRUCTURE:              TAX FREE TO UPR SHAREHOLDERS

 ................................................................................

o CAPITALIZATION:             DEBT CAP ~41%

 ................................................................................

o COMPANY NAME:               ANADARKO PETROLEUM CORPORATION

 ................................................................................

o HEADQUARTERS:               HOUSTON

 ................................................................................

o BOARD OF DIRECTORS:         5 UPR, 8 APC (PROPOSED)

 ................................................................................

o TARGET CLOSING DATE:        JULY 2000

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               THE ROAD TO HERE -
                                 ANADARKO ISSUES

                               o EXPLORATION SUCCESS

                               o FOCUS ON DEVELOPMENT

                               o OPPORTUNITY RICH...
                                        CASH POOR...

                               o TURNED THE CORNER

                                                                               4

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                                CREATING THE BEST E&P COMPANY IN THE WORLD TODAY

                          [UNION PACIFIC RESOURCES LOGO]

[Photograph of George Lindhal, III]                      GEORGE LINDAHL, III
                                                         Chairman, President and
                                                         Chief Executive Officer

                                                                               5
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               THE ROAD TO HERE -
                                   UPR ISSUES

                      o LEADER IN DRILLING AND TECHNOLOGY

                      o UNMATCHED LAND POSITION

                      o STRONG CASH FLOW

                      o EXPERIENCED AND DEDICATED PEOPLE

                      o DEBT CONSTRAINING GROWTH POTENTIAL

                                                                               6

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO

                            o COMPLEMENTARY ASSET PORTFOLIOS AND STRENGTHS

                            o GREAT CORE ASSETS

                            o EXCELLENT GROWTH PORTFOLIO

                            o FINANCIAL STRENGTH

                                                                               7
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]


                                    THE NEW
                                   ANADARKO -
                                      NORTH
                                    AMERICAN
                                   GAS ASSETS

          [Map of North America showing activity areas and land grant]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                          NORTH AMERICAN GAS PRODUCTION

[Two photographs of industry activities]

[Bar graph illustrating the following data:

COMPANY             GAS PRODUCTION, BCF/YEAR
-------             -------------------------

XON/MOB             1,479
BPA                 1,082
SHL**                 787
BR                    699
CHV                   669
New APC               634
TX*                   550
ARC                   540
UPR                   464
VRI                   401
P                     380
UCL*                  329
COCa                  316
EOG                   281
MRO                   275
OXY                   242
APA                   205
DVN                   199
KMG                   191
APC                   170]

*  Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                      THE NEW ANADARKO
                                NORTH AMERICAN GAS RESERVES

[Two photographs of industry activities]

[Bar graph illustrating the following data:

COMPANY             PROVED GAS RESERVES, TCF
-------             -------------------------
XON/MOB             16.3
BPA*                12.0
BR                   7.4
SHL**                7.0
New APC              5.8
ARC                  5.2
TX*                  4.2
P                    3.9
CHV*                 3.8
UPR                  3.3
VRI                  2.7
EOG                  2.5
APC                  2.5
COCa                 2.2
MRO                  2.1
DVN                  1.9
OXY                  1.8
UCL                  1.7
APA                  1.6
KMG                  1.2]

*  Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               THE NEW ANADARKO -
                                     PROFILE

                                  o PRODUCTION

                                  o RESERVES

                                  o FINANCIALS

                                  o PORTFOLIO

                                                                              11

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                      THE NEW ANADARKO
                                PRODUCTION BY REGION - 1999

[Pie charts illustrating the following information:

        GAS                           OIL                            EEBs

o 70% U.S. Onshore            o 50% U.S. Onshore             o 62% U.S. Onshore
o 16% Canada                  o 22% Latin America            o 16% Canada
o 14% Offshore                o 15% Canada                   o 10% Offshore
                              o  8% Algeria                  o  9% Latin America
                              o  5% Offshore                 o  3% Algeria]

                                                                              12
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                            RESERVES BY REGION - 1999

[Pie charts illustrating the following information:

        GAS                           OIL                            EEBs

o 69% U.S. Onshore            o 38% U.S. Onshore            o 54% U.S. Onshore
o 17% Canada                  o 30% Algeria                 o 15% Algeria
o 13% Offshore                o 16% Latin America           o 14% Canada
o  1% Latin America           o 10% Canada                  o  9% Offshore
                              o  6% Offshore                o  8% Latin America]

                                                                              13
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               THE NEW ANADARKO -
                                     PROFILE

                                  o PRODUCTION

                                  o RESERVES

                                  o FINANCIALS

                                  o PORTFOLIO

                                                                              14
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               THE NEW ANADARKO -
                                   FINANCIALS

                                 o CASH FLOW

                                 o EARNINGS

                                 o BALANCE SHEET

                                 o FINANCIAL STRENGTH

                                                                              15
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               THE NEW ANADARKO -
                                    PROFILE

                                 o PRODUCTION

                                 o RESERVES

                                 o FINANCIALS

                                 o PORTFOLIO

                                                                              16
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                                CREATING THE BEST E&P COMPANY IN THE WORLD TODAY

                                           [ANADARKO PETROLEUM CORPORATION LOGO]


[Photograph of John N. Seitz]                            JOHN N. SEITZ
                                                         President and
                                                         Chief Operating Officer

                                                                              17
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                                CREATING THE BEST E&P COMPANY IN THE WORLD TODAY


                            KEY FACTORS FOR SUCCESS

                                  o PEOPLE

                                  o SKILL SETS

                                  o ACCESS

                                  o CRITICAL MASS

[Three pictures of industry activities.]

                                                                              18
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                                SEVEN CORE AREAS

                                  o NORTH AFRICA

                                  o LATIN AMERICA

                                  o CANADA & ALASKA

                                  o LAND GRANT -
                                    UTAH, WYOMING & COLORADO

                                  o MID CONTINENT

                                  o TEXAS & LOUISIANA

                                  o GULF OF MEXICO

[Five pictures of industry activities and areas.]

                                                                              19
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                  NORTH AFRICA

    [Map of North Africa with exploration and development areas highlighted.
                        Detail of Algeria and Tunisia.]

                                                                              20
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                     LATIN
                                    AMERICA

 [Map of Latin America highlighting core areas (APC Acerage and Other Projects) in South and Central America -- specifically Guatemala, Venezuela, Argentina,
                                    Brazil]

                                                                              21
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                CANADA & ALASKA

  [Map highlighting APC acerage and exploration prospects in Alaska and Canada]

ALASKA

12 Leased Prospects:
3 MM BOE Potential Reserves (net unrisked)

CANADA

Resource Potential:
12 Billion BOE

58 Leased Prospects:
290 MM BOE Potential Reserves (net unrisked)



                                                                              22
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]


                                    THE NEW
                                   ANADARKO -
                                 NORTH AMERICAN
                                   GAS ASSETS

    [Map of North America showing activity areas and emphasizing land grant]

                                                                              23
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                      LAND GRANT - UTAH, WYOMING & COLORADO

  [Map highlighting gas fields, oil fields, coal beds, active coalbed projects and land grant in Utah, Wyoming and Colorado.]

EXPLORATION POTENTIAL - 24 Tcf
BASIN CENTER     21 Tcf
OVERTHRUST       1.4 Tcf
COALBED METHANE  1.6 Tcf

                                                                              24

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 MID CONTINENT

       [Map illustrating extensive acreage position in Southwest Kansas.
          Detailing APC Acreage, 3D Seismic, Prospects, Chester Channel
                            and Upper Morrow Fields]

                                                                              25
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                TEXAS & LOUISIANA

    [Map indicating holdings in Texas and Louisiana -- Ozona, Permian Basin, Giddings-Austin Chalk, Bossier, Carthage, LA Chalk, Vernon Field, Masters
              Creek, Etouffee and Turtle Soup (Currently Drilling)]

CURRENT NET DAILY PRODUCTION: 717 MMcfe/d
PUD DRILLING INVENTORY: 467 WELLS
POSSIBLE + PROBABLE:
     DRILLING INVENTORY: 1300+ WELLS
     NET UNRISKED RESERVE ADDS: 300 MM BOE
                                                                              26
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 GULF OF MEXICO

 [Map of the Gulf of Mexico illustrating offshore drilling. Noting location of Conventional Blocks, Subsalt Blocks and Deepwater Blocks]

                                                                              27
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                               WORLDWIDE ACTIVITY

 [Map of the world highlighting Company's core areas and other activity areas.]

                                                                              28
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       CREATING THE BEST E&P COMPANY IN THE WORLD TODAY
                   [Three photographs of industry activities.]

        Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the
    Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in Anadarko's and UPRC's SEC filings and reports and exhibits to those reports, and include (but are not limited to) the costs and difficulties related to the integration of acquired businesses, commodity pricing and demand, exploration and operating risks, development risks, and the costs and other effects of governmental regulation and legal and administrative proceedings. Anadarko and UPRC undertake no obligation to publicly update or revise any forward-looking statements.


                     [ANADARKO PETROLEUM CORPORATION LOGO]

                                                                              29
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All stockholders should read the proxy statement/prospectus concerning the merger that will be filed with the SEC and mailed to stockholders. The proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Anadarko Petroleum Corporation and Union Pacific Resources Group Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is contained in Anadarko Petroleum Corporation's filing of its press release with the SEC under Rule 425 on April 3, 2000.